June 5, 2018

VIA EDGAR

Mr. Kenneth Ellington

Staff Accountant

Disclosure Review Office

Division of Investment Management

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:    Gabelli Closed-End Funds

Dear Mr. Ellington:

Thank you for your oral comments provided May 8, 2018, regarding your Sarbanes-Oxley review of the 2017 annual reports (the “Annual Reports”) for the Gabelli closed-end funds listed on Annex A attached hereto (the “Funds”) provided to counsel for the Funds. The Funds have considered your comments and authorized us to respond on their behalf as set forth below. Your oral comments are summarized in bold to the best of our understanding, followed by the Funds’ responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Annual Report(s).

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Mr. Kenneth Ellington

June 5, 2018

Comments and Responses

1.	Each Fund’s Form N-CSR, Item 4(e)(2)(c)-(d), discloses 100%. This paragraph describes situations where the pre-approval requirement is waived. One of these situations is that the aggregate amount of all such services provided constitutes no more than 5% of the total amount of revenues paid by the audit client to its accountant during the fiscal year in which the services are provided. By disclosing that 100% of the services were approved by the audit committee pursuant to this provision of Regulation S-X, the Funds do not appear to be in compliance with the provision, as the percentage is in excess of 5%. Please confirm that this disclosure is correct.

The Funds had interpreted Item 4(e)(2) of Form N-CSR to require disclosure of the percentage of all fees pre-approved by the audit committee. In light of the Staff’s comment, the Funds reviewed Item 4(e)(2) and now understand that the Funds are required to disclose the percentage of fees for which pre-approval was waived. The Funds confirm that there were no fees for which pre-approval was waived in each of the last two fiscal years. Accordingly, the correct response to Item 4(e)(2)(c)-(d) for each Fund is 0%.

2.	The accountant’s report on internal control filed as an exhibit to GAMCO Global Gold, Natural Resources & Income Trust’s (“GGN”) Form N-SAR on March 1, 2017 does not indicate the city and state where the accounting firm is located. Please confirm that the report retained in the Fund’s books and records indicates the city and state where the accounting firm is located. In future filings, please confirm that the copy of the report filed with Form N-SAR includes the city and state where the accounting firm is located.

The referenced accountant’s report on internal control retained in the Fund’s books and records does indicate the city and state where the accounting firm is located. The Fund confirms that it will endeavor to ensure that copies of future such reports retained in its books and records and filed with its Form N-CENs will include the city and state where the accounting firm is located. In this regard, the Fund notes that the accountant’s report on internal control filed as an exhibit to its Form N-SAR on February 28, 2018 indicates the city and state where the accounting firm is located.

3.	The website link to the Annual Report for Ellsworth Growth and Income Fund Ltd. (“ECF”) brings the reader to the Fund’s First Quarter Report for the quarter ended December 31, 2017 instead of to the Fund’s Annual Report for the year ended September 30, 2017. Please update the link as soon as possible.

Mr. Kenneth Ellington

June 5, 2018

The Fund confirms that it has updated the link.

4.	ECF’s Notes to Financial Statements provide that the Fund’s investments in other investment companies generated seven (7) basis points of acquired fund fees and expenses (“AFFE”) for each of the past two years; however, the prospectus in the registration statement on Form N-2 that was declared effective on August 31, 2017 does not include an AFFE line item in the fee table, and it appears that prospectus supplements filed since that date do not include an AFFE line item; please explain and ensure that any future prospectus supplements include AFFE in the fee table.

The Fund confirms that it will disclose AFFE as a separate line item in the fee table where required in any future prospectus supplements. The Fund notes that none of the takedowns from its shelf involved the sale of common shares. The Fund’s omission of the AFFE line item in the fee table of the base prospectus was an oversight. The Fund further notes that its financial statements, including the financial statement notes disclosing the AFFE, are incorporated by reference into the SAI, which is incorporated by reference into the base prospectus.

5.	It appears that GGN engages in short sales. Please ensure that any future prospectus supplements include dividend and interest expenses on short sales as a separate line item in the fee table.

The Fund’s dividend and interest expenses on short sales are disclosed as part of the line item “Other Expenses” in the Summary of Fund Expenses in the prospectus in the Fund’s registration statement on Form N-2 that was declared effective on April 9, 2018. The Fund confirms that it will disclose dividend and interest expenses on short sales as a separate line item in the Summary of Fund Expenses in any definitive base prospectus filed and in any applicable prospectus supplements filed to the extent such expenses are in excess of one basis point.

6.	The ratio of operating expenses to average net assets including liquidation value of preferred shares in the Funds’ Financial Highlights is not required to be disclosed; please remove this ratio or disclose it as a footnote.

The Funds confirm that in future filings if they disclose the ratio of operating expenses to average net assets including liquidation value of preferred shares, such ratio will be disclosed as a footnote to the Financial Highlights.

Mr. Kenneth Ellington

June 5, 2018

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Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon

Mr. Kenneth Ellington

June 5, 2018

Annex A

Registration Number	Fund
811-04656	Ellsworth Growth and Income Fund Ltd.
811-21698	GAMCO Global Gold, Natural Resources & Income Trust